Exhibit 4.5

ELECTRONIC CLEARING HOUSE, INC.

AND

OTR, INC.

AMENDMENT NUMBER FOUR TO

AMENDED AND RESTATED RIGHTS AGREEMENT

DECEMBER 19, 2007

AMENDMENT NUMBER FOUR TO
AMENDED AND RESTATED RIGHTS AGREEMENT

This Amendment Number Four to Amended and Restated Rights Agreement (this “FourthAmendment”) is made and entered into as of the 19th day of December, 2007, by and between Electronic Clearing House, Inc., a Nevada corporation (“Company”), and OTR, Inc., an Oregon corporation (“Rights Agent”).

RECITALS

A.           Pursuant to that certain Rights Agreement dated September 30, 1996, by and between the Company and the Rights Agent (the “Original Agreement”), the Board of Directors of the Company authorized, declared and distributed a dividend of one preferred share purchase right (“Right”) for each share of Common Stock of the Company outstanding on September 30, 1996 (“Record Date”), each Right representing the right to purchase four one-hundredths of a Preferred Stock share, and further authorized and directed the issuance of one Right with respect to each Common Stock share that has or will become outstanding between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date.

B.           On January 29, 2003, the Company and the Rights Agent entered into an Amended and Restated Rights Agreement (the “Amended Agreement”) that completely amended and restated the Original Agreement to, among other matters, clarify the effects on each Right of (i) dividends payable in common stock and (ii) subdivisions, combinations or consolidations of Common Stock as the same have been declared and implemented by the Company prior to January 29, 2003.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Amended Agreement.

C.           Concurrent with the execution of the Amended Agreement, the Board of Directors of the Company authorized and declared, and distributed as of the January 29, 2003, a second dividend of one preferred share purchase right (the “Second Right”) for each share of Common Stock of the Company outstanding on January 29, 2003, each Second Right representing the right to purchase four one-hundredths of a Preferred Stock share, upon the terms and subject to the conditions set forth in the Amended Agreement, and further authorized and directed the issuance of one Second Right with respect to each Common Stock share that has or will become outstanding between January 29, 2003 and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date.

D.           On September 27, 2004, the Company and the Rights Agent entered into an Amendment Number One to Amended and Restated Rights Agreement to, among other matters, amend the purchase price of each individual Right and Second Right such that each Right and Second Right would have a similar economic effect as was intended for such Right and Second Right under the Amended Agreement.

E.           On December 14, 2006, the Company and the Rights Agent entered into an Amendment Number Two to Amended and Restated Rights Agreement to amend the Amended Agreement (as amended), including all applicable sections, to revise the definition of “Acquiring Person” to exempt Intuit Inc., a Delaware corporation, therefrom.

F.           On April 24, 2007, the Company and the Rights Agent entered into an Amendment Number Three to Amended and Restated Rights Agreement to amend the Amended Agreement (as amended), including all applicable sections, to revise the definition of “Acquiring Person” to remove the exemption of Intuit Inc., a Delaware corporation, therefrom.

G.           The Board of Directors of the Company has determined that it is in the best interests of the Company and its shareholders to amend the Amended Agreement (as amended), including all applicable sections, to revise the definition of “Acquiring Person” to exempt Intuit Inc., a Delaware corporation, and Elan Acquisition Corporation, a Nevada corporation (collectively referred to as “Intuit”) therefrom.

H.           Pursuant to Section 27 of the Amended Agreement, the Board of Directors has the power and authority to direct the amendment of the Amended Agreement (as amended) by the Company and the Rights Agent, such amendment to be evidenced by a writing signed by both parties.

Accordingly, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1.           Amendment to Section 1(a).  Section 1(a) of the Amended Agreement (as amended) is hereby amended and restated to read in its entirety as follows:

“(a) "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of twenty-percent (20%) or more of the Common Stock of the Company then outstanding, but shall not include the (i) Company, (ii) any Subsidiary (as such term is hereinafter defined) of the Company, (iii) any employee benefit plan of the Company or of any Subsidiary of the Company, or of any entity holding Common Stock for or pursuant to the terms of any such plan, and (iv) Intuit Inc., a Delaware corporation (“Intuit”), provided, however, that if a Person is the Beneficial Owner at the close of business on the date of this Agreement of twenty-percent (20%) or more of the Common Stock of the Company, such Person shall not be deemed an Acquiring Person unless and until such Person acquires any additional Common Stock in any manner other than pursuant to a stock dividend, stock split, recapitalization, or similar transaction that does not affect the percentage of outstanding Common Stock. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to twenty-percent (20%) or more of the Common Stock of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of twenty-percent (20%) or more of the Common Stock of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Stock of the Company, then such Person shall be deemed to be an "Acquiring Person." Notwithstanding the foregoing, if a majority of the Board of Directors then in office determines in good faith that a Person who should be an "Acquiring Person," as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently, and such Person divests as promptly as practicable a sufficient number of shares of Common Stock so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this paragraph (a), then such a Person shall not be deemed to be an "Acquiring Person" for any purposes to this Agreement.  For the avoidance of doubt, in no event shall the execution of the Agreement and Plan of Merger by and among the Company, Intuit and Electronic Clearing House Acquisition Corporation be deemed to be a Stock Acquisition Date or to result in a Distribution Date.”

2.           Amendment to Section 3(a). Section 3(a) of the Amended Agreement (as amended) is hereby amended and restated to read in its entirety as follows:

“(a) Until the earlier of the close of business on (i) the tenth day after the Stock Acquisition Date, or (ii) the tenth Business Day (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company or any entity holding Common Stock for or pursuant to the terms of any such plan, or Intuit) of, or of the first public announcement of the intention of any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company or any entity holding Common Stock for or pursuant to the terms of any such plan, or Intuit) to commence, a tender or exchange offer the consummation of which would result in any Person becoming the Beneficial Owner of Common Stock aggregating twenty-percent (20%) or more of the then outstanding Common Stock, irrespective of whether any shares of Common Stock are actually purchased pursuant to such offer (including any such date which is after the Record Date (with respect to Rights) and the Effective Date (with respect to Second Rights) and prior to the issuance of the Rights or the Second Rights, as the case may be, the earliest of such dates being herein referred to as the "Distribution Date"), (x) the Rights/Second Rights will be evidenced, subject to the provisions of Section 3(b) hereof, by the certificates for Common Stock registered in the names of the holders thereof (which certificates shall also be deemed to be Rights Certificates) and not be separate Rights Certificates, and (y) the right to receive Rights Certificates will be transferable only in connection with the transfer of Common Stock. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested, send) by first-class, insured, postage-prepaid mail, to each record holder of Common Stock as of the close of business on the Distribution Date, at the address of such holder shown on the records of the Company, a Rights Certificate, in substantially the form of Exhibit B attached hereto ("Rights Certificate"), evidencing one Right or Second Right, as the case may be, for each Common Stock share so held. As of the Distribution Date, the Rights and Second Rights will be evidenced solely by such Rights Certificates.”

3.           Amendment to Section 24(a).  Section 24(a) of the Amended Agreement (as amended) is hereby amended and restated to read in its entirety as follows:

“(a) The Board of Directors of the Company may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights and Second Rights, which shall not include Rights or Second Rights that have become void pursuant to the provisions of Section 11(a)(ii) hereof, for Common Stock at an exchange ratio of one Common Stock share per Right or per Second Right, as the case may be, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof, such exchange ratio being hereinafter referred to as the "Exchange Ratio." Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any such Subsidiary, or of any entity holding Common Stock for or pursuant to the terms of any such plan, or Intuit), together with all Affiliates and Associates of such Person, becomes the Beneficial Owner of 50% or more of the Common Stock then outstanding.”

4.           Ratification of Amended Agreement.  Except as expressly amended or modified herein, all terms and conditions of the Amended Agreement (as amended) are hereby ratified, confirmed and approved and shall remain in full force and effect.  In the event of any conflict or inconsistency between this Fourth Amendment, on the one hand, and the Amended Agreement (as amended), on the other hand, this Fourth Amendment shall govern.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Fourth Amendment as of the date first set forth above.

ELECTRONIC CLEARING HOUSE, INC.		OTR, INC.

By:	/s/ Charles J. Harris	By:	/s/ Robert E. Roach
	Charles J. Harris	Name:	Robert E. Roach
	President & Chief Executive Officer	Title:	Vice President